Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 and related prospectus of our report dated April 17, 2023, with respect to the consolidated financial statements of Oragenics, Inc. (the “Company”) as of December 31, 2022 and for the year then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included in the Annual Report on Form 10-K for the year ended December 31, 2023, and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ CBIZ CPAs P.C.

San Diego, California

January 7, 2025